Exhibit 12.2

Virginia Electric and Power Company

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

			Years Ended December 31,
	Nine Months Ended September 30, 2015	Twelve Months Ended September 30, 2015	2014	2013	2012	2011	2010
Earnings, as defined:
Income from continuing operations before income tax expense	$1,464	$1,709	$1,406	$1,797	$1,703	$1,362	$1,394
Fixed charges included in income	354	461	438	401	418	361	385

Total earnings, as defined	$1,818	$2,170	$1,844	$2,198	$2,121	$1,723	$1,779

Fixed charges, as defined:
Interest charges	$342	$446	$425	$388	$404	$346	$368
Rental interest factor	12	15	13	13	14	15	17

Total fixed charges, as defined	$354	$461	$438	$401	$418	$361	$385

Ratio of Earnings to Fixed Charges	5.14	4.71	4.21	5.48	5.07	4.77	4.62